Exhibit 4.3

ENERPAC TOOL GROUP Inducement AWARD Plan

1.	Purpose. The purpose of this Enerpac Tool Group Inducement Award Plan (this “Plan”) of Enerpac Tool Group Corp., a Wisconsin corporation (the “Company”), is to advance the interests of the Company by providing a material inducement for the best available individuals to join the Company and its subsidiaries as employees by affording such individuals an opportunity to acquire or be granted shares of the Common Stock of the Company or receive other stock-based compensation based on the long-term economic performance of the Company.

2.	Definitions. Capitalized terms used in this Plan and not defined herein shall have the meaning set forth in the 2017 Plan.

(a)	“2017 Plan” means the Enerpac Tool Group 2017 Omnibus Incentive Plan, as may be amended from time to time.

(b)	“Company” has the meaning set forth in Section 1 above.

(c)	“Effective Date” has the meaning set forth in Section 5 below.

(d)	“Eligible Persons” means such individuals who are expected to become officers and other employees of the Company and its subsidiaries as the Committee in its sole discretion may select from time to time and who are eligible to receive an award under this Plan pursuant to the Inducement Rules.

(e)	“Inducement Rules” has the meaning set forth in Section 3 below.

(f)	“Plan” has the meaning set forth in Section 1 above.

3.	Eligibility. This Plan shall be reserved solely for awards to Eligible Persons whom the Company may grant Awards with respect to shares of Common Stock without stockholder approval pursuant to the New York Stock Exchange’s Listing Rule 303A.08, or any successor rule relating to inducement awards (the “Inducement Rules”).

4.	Common Stock Available Under this Plan. The maximum number of shares of Common Stock that may be delivered pursuant to awards granted to Eligible Persons under this Plan is 621,622 shares of Common Stock, which limit is subject to adjustment as contemplated by Section 13 of the 2017 Plan. For the avoidance of doubt, (i) grants of Restricted Stock, Restricted Stock Units or other similar Awards (whether performance-based or time-vested) or unrestricted grants of shares of Common Stock will only reduce the maximum number of shares available for issuance under this Plan by the number of shares subject to such Awards (without applying a 2.15 multiplier), but shares counted against the maximum number of shares available under this Plan will otherwise track the provisions set forth in Section 6 of the 2017 Plan and (ii) the provisions of Section 6(e) will not apply to awards granted under this Plan.

5.	Effective Date. This Plan is effective as of August 26, 2026, the date of its approval by the Board (the “Effective Date”). Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan either upon such stated expiration date or its earlier termination by the Board, no additional awards may be granted under this Plan, but previously granted awards (and the authority of the Committee with respect thereto, including the authority to amend such awards to the extent permitted by the Inducement Rules) shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan.

6.	Other Terms. Except as expressly set forth herein, the terms of this Plan shall be identical to the terms of the 2017 Plan, and such terms from the 2017 Plan are incorporated by reference into this Plan (with such non-substantive changes as are necessary to reflect their usage in this Plan instead of the 2017 Plan); provided, however, that no Incentive Stock Options shall be awarded under this Plan. In the event of any conflict between the provisions in this Plan and those of the 2017 Plan, the provisions of this Plan shall govern.

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